SEVENTEENTH AMENDMENT

TO

GENERAL AGENT SALES AGREEMENT

This SEVENTEENTH AMENDMENT TO GENERAL AGENT SALES AGREEMENT, dated as of August 1, 2016, is by and between AXA EQUITABLE LIFE INSURANCE COMPANY, a New York life insurance company, formerly known as The Equitable Life Assurance Society of the United States, a New York stock life insurance company, having offices at 1290 Avenue of the Americas, New York, New York 10104 (“AXA Equitable”), and AXA NETWORK, LLC, a Delaware limited liability company having offices at 1290 Avenue of the Americas, New York, New York 10104 (“General Agent”).

AXA Equitable and the General Agent hereby modify and amend the General Agent Sales Agreement, dated as of January 1, 2000, between AXA Equitable and General Agent (as previously amended, the “Sales Agreement”), as follows:

1. Schedule 2 of Exhibit A of the Sales Agreement is hereby amended and restated in its entirety as more particularly set forth on the restated Schedule 2 of Exhibit A attached hereto to add the compensation rates payable by AXA Equitable to the General Agent on sales of AXA Equitable’s unallocated group fixed annuity product for the AXA Retirement 360SM program from and after the date hereof.

Except as modified and amended hereby, the Sales Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Seventeenth Amendment to General Agent Sales Agreement to be duly executed and delivered as of the day and year first above written.

AXA EQUITABLE LIFE INSURANCE COMPANY	AXA NETWORK, LLC

By:		By:
Name:	Anders Malmstrom	Name:	Frank Massa
Title:	Senior Executive Director and Chief Financial Officer	Title:	President and Chief Executive Officer

EXHIBIT A

Amended and Restated Schedule 2

EFFECTIVE AS OF JULY     , 2016

General Agent Compensation

For

Qualified Periodic Annuity Sales and Servicing

This Amended and Restated Schedule 2 of Exhibit A is effective as of August 1, 2016 and is attached to and made part of the General Agent Sales Agreement dated January 1, 2000 by and between AXA Equitable Life Insurance Company and AXA Network, LLC.

Compensation to the General Agent in connection with the sale and servicing of periodic premium annuity contracts qualified under Sections 401, 403 or 457 of the Internal Revenue Code, as amended, will be calculated on a contract by contract and certificate by certificate basis. Compensation paid hereunder will be allocated to commissions and expense allowances as the parties may from time to time agree consistent with provisions of Section 4228 of the New York State Insurance Law. Total compensation to the General Agent in respect of the sale and servicing of each qualified periodic premium annuity contract or certificate will be a percentage of the consideration received by AXA Equitable in respect of such contract or certificate as more particularly set forth in the following table:

1.	Equi-Vest Series Qualified Annuity Products

Type of Contributions	Percentage
First Policy Year:	16.0%
Renewal Years:
Period Contributions	6.0%
Lump Sum Contributions	8.5%

2.	Unallocated Group Fixed Annuity Product for AXA Retirement 360SM Program

Type of Contributions	Percentage
First Policy Year:	5.0%
Renewal Years:	4.0%

3.	All Other Qualified Periodic Annuity Products

Type of Contributions	Percentage
First Policy Year:	16.0%
Renewal Years:	6.0%